Exhibit 99.1

TransAlta Announces the Successful Closing of Pioneer Pipeline Sale to ATCO

CALGARY, AB, June 30, 2021 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) announced today, together with its partner Tidewater Midstream & Infrastructure Ltd. ("Tidewater"), the closing of the previously announced sale of the Pioneer Pipeline to ATCO Gas and Pipelines Ltd. ("ATCO") for the aggregate sale price of $255 million.  The net cash proceeds to TransAlta from the sale are approximately $127.5 million, subject to certain adjustments.

"We thank Tidewater for their partnership in the Pioneer Pipeline project which was a key milestone toward achieving our off-coal transition strategy.  We look forward to working together with ATCO and NOVA Gas Transmission to ensure reliable gas supply to our generating units to enable the delivery of firm, reliable electricity with greatly reduced carbon emissions," said John Kousinioris, President and Chief Executive Officer of TransAlta.

Following closing of the transaction, the Pioneer Pipeline will be integrated into NOVA Gas Transmission Ltd. ("NGTL") and ATCO's Alberta natural gas transmission systems to provide reliable natural gas supply to the Company's power generation stations at Sundance and Keephills. As part of the transaction, TransAlta has entered into additional long-term gas transportation agreements with NGTL for new and existing transportation service of 400 TJ per day by the end of 2023.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy-efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management, having recently achieved an A- score.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the benefits of the transaction being realized; the reliability of gas supply; the reduction in carbon emissions; the integration of Pioneer into NGTL's and ATCO's Alberta natural gas transmission systems. The forward-looking statements contained in this news release are based on current expectations, estimates, projections, and assumptions, having regard to the Company's experience and its perception of historical trends and are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: changes to government regulations, including as it pertains to environmental policy; the effects of weather, catastrophes and public health crises; disruptions to the Company's supply chains; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2020. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/June2021/30/c1726.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S.; Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:45e 30-JUN-21